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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 29, 2003

BUHRMANN NV

(Translation of Registrant's Name into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

        Enclosure: Press Release dated April 29, 2003

Buhrmann NV Hoogoorddreef 62 1101 BE Amsterdam ZO P.O. Box 23456 1100 DZ Amsterdam ZO The Netherlands
PRESS RELEASE		Telephone +31 (0)20 651 11 11
Date Number	29 April 2003 003	Telefax +31 0(20) 651 10 00 E-mail corpcomm@buhrmann.com
BUHRMANN SELLS ITS SUBSIDIARY DOCVISION TO TPG		Website www.buhrmann.com

        Buhrmann NV and Cendris, an operating company of Royal TPG Post BV, part of TPG NV, have reached an agreement about the sale of Buhrmann subsidiary DocVision to Cendris. The transaction will result in a small book profit that will be recorded as an exceptional gain in the second quarter of this year.

        DocVision is specialised in providing services in the area of mailroom, copy/print services and archives management. The company employs about 300 staff, working across many sites at customers in the Netherlands. In 2002, the company realised sales of EUR 23 million.

        The divestment of DocVision is in line with Buhrmann's strategy to concentrate its activities primarily on the business-to-business distribution of non-production related products and services for the office market and graphic arts industry.

        The past years DocVision has achieved a profitable growth. However, within Buhrmann's overall portfolio, this subsidiary is a completely independent activity with only very limited synergy with the core business of the Group.

        Cendris offers a variety of specialised solutions for direct communication, data and document management in the Benelux, United Kingdom, Italy, Germany and Central Europe. In 2002, the company reported sales of EUR 210 million and employed 4,000 staff. With the acquisition of DocVision, Cendris will improve its position to benefit from the increasing demand for outsourcing of mailroom, copy/print and archive management services in the Netherlands.

Note to editors

For more information, please contact:	Analysts can contact:
Buhrmann Corporate Communications	Buhrmann Investor Relations
Ewold de Bruijne	Carl Hoyer
Tel. +31 20 651 10 34 / +31 6 537 400 76	Tel. +31 20 651 10 42
e-mail: ewold.de.bruijne@buhrmann.com	e-mail: carl.hoyer@buhrmann.com

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Profile of Buhrmann

        As an international business services and distribution group, Buhrmann is the world's major supplier of office products, paper and graphic systems for the business market. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute these products in a highly efficient way. Internet sales account for a rapidly growing proportion of total sales.

        With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is market leader in the business market for office products in North America and Australia. In Europe Corporate Express ranks second. Buhrmann is European market leader in paper merchanting and in the distribution of graphic systems. The group has its head office in Amsterdam and generates annual sales of about EUR 10 billion with around 25,000 employees in more than 30 countries.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV
By:	/s/ F.H.J. KOFFRIE F.H.J. Koffrie Member Executive Board
By:	/s/ J.P.E. BARBAS J.P.E. Barbas Company Secretary

        Date: April 29, 2003

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SIGNATURE